信和置業有限公司
Sino Land Company Limited

08004919

Our Ref.: SLC-EI/GC-2008/CS-0901

RECEIVED

2008 SEP 15 P 12:15

4 September 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

SUPPL

We are pleased to **enclose** for your attention a copy of the Announcement of Notice of Board Meeting of the Company.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

PROCESSED
SEP 16 2008
THOMSON REUTERS

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

9/15

H:\Maisy\FC\Final Results 2008\Board Meeting date announcement\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the Board of Directors (the "Board") of Sino Land Company Limited (the "Company") will be held on Wednesday, 17th September, 2008 at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong, whereat the Board will, among other matters, consider and approve the final results for the year ended 30th June, 2008 and decide the recommendation of a final dividend.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 3rd September, 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong, Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END